ZenSpace, Inc.



ANNUAL REPORT

3103 Lismore Ct.

San Jose, CA 95135

0

https://www.zenspace.io/

This Annual Report is dated June 15, 2021.

BUSINESS

General Summary

ZenSpace is in the business of providing revenue-generating fully autonomous workspace solutions for open spaces in public venues while offering productive workspaces for Remote Workers and mobile business professionals. We offer solutions for spaces as small as 20 sq feet with our SmartPods and up to 2000 square feet with our Instant business lounge. Both our SmartPods and Lounge solutions are accessible through our mobile and web apps allowing people to be able to search, reserve, and access.

Our Vision and Product

We envision creating a network of on-demand tech-enabled workspaces across publicly accessible venues offered to remote workers and mobile professionals. Following this mission, we have launched smart workspace solutions for small and large open spaces as well as converting existing workspaces into revenue-generating workspaces which can be reserved and accessed with our mobile and web-based applications.

Previous Offerings

Between 2020 and 2019, we sold 194,037 shares of common stock in exchange for $205,861.19 per share under Regulation Crowdfunding.

Type of security sold: Equity
Final amount sold: $976,610.60
Number of Securities Sold: 2,067,776
Use of proceeds: Working capital.
Date: December 31, 2019
Offering exemption relied upon: Regulation D 506(c) and Regulation CF

Type of security sold: SAFE
Final amount sold: $30,000.00
Use of proceeds: Working capital
Date: November 20, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 12,430,749
Use of proceeds: Issued to founder, management team, advisors during formation.
Date: October 10, 2017
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Revenue

Revenue for fiscal year 2020 was $196,980, about a 31% increase compared to fiscal year 2019 revenue of $150,175. We have seen a significant slowdown in events and conventions business due to COVID-19. On the other hand, we have seen opportunities in other vertical markets marked as "3rd spaces" (shopping malls, airports, libraries, etc.). In response to COVID-19, we have announced some new product features which combine software and cleaning protocol for the safety of our customers.

Cost of sales

Cost of sales in 2020 was $2,361, a decrease of approximately 93%, from costs of $33,987 in fiscal year 2019. The reduction was largely due to the fact that the company reduced the operational expenses pertaining to customer acquisition and operations.

Gross margins

2020 gross profit increased by about $78,000 over 2019 gross profit, and gross profit margin increased from 77% in 2019 to 90% in 2019. This improved performance was caused by Our CAC (customer acquisition cost) reduced significantly with increase in in-bound sales while our COGS (or delivery costs) reduced as well pertaining to lower transportation expenses.

Expenses

In 2020, the Company's expenses consisted of, among other things, R&D, manufacturing of 24 new pods, and sales related expenses. With most of our product engineering centric heavy lifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500-600K in FY'2021 and overall expenses at around $400-500K.

In 2020, total operating expenses decreased to $520,147, a decrease of 45% from total operating expenses in 2019 of $908,273. This decrease was caused by reduction of key business expenses pertaining to R&D, operations and sales/marketing expenses.

Historical results and cash flows:

2019 and 2020 were major development years for the company transitioning from idea stage to market launch stage. In 2021, we are looking to achieve product-market fit as the effects of Covid-19 start subside and remote work becomes a normal.

Major expenses in 2020 included R&D, operations and sales related expenses. With most of our product engineering centric heavylifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500-600K in FY'2021 and overall expenses at around $500-600K.

The company plans to breakeven in FY'21 and expect a steady revenue growth in 2022 and beyond.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $4,341.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Mayank Agrawal
Amount Owed: $700,000.00
Interest Rate: 8.0%
The total amount of outstanding debt of the company is $700,000

Creditor: Mr. Aseem Gupta
Amount Owed: $10,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021

Creditor: Regents of The University of California, represented by its Santa Cruz Campus
Amount Owed: $36,000.00
Interest Rate: 10.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mayank Agrawal

Mayank Agrawal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: October 01, 2017 - Present

Responsibilities: Lead overall company operations, strategy, execution and product management.

Name: Raghuveer Tarra

Raghuveer Tarra's current primary role is with Roku Inc. Raghuveer Tarra currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September 20, 2019 - Present

Responsibilities: Member of the Board of Directors - Stock Compensation of 100,000 shares of Common Stock, which are now fully vested.

Other business experience in the past three years:

Employer: Roku Inc

Title: Vice President Engineering

Dates of Service: October 01, 2019 - Present

Responsibilities: Engineering Management

Other business experience in the past three years:

Employer: GigSky

Title: Chief Product Officer

Dates of Service: June 07, 2015 - September 07, 2019

Responsibilities: Product Management

Name: Ted Simon

Ted Simon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: June 01, 2018 - Present

Responsibilities: Sales & Business Development. Ted currently leads sales, business development, and marketing. Ted currently does not have the authority to bind the company without the approval of the board or CEO. Ted currently takes a salary compensation of $4,000 per month and 50,000 shares of common stock vested every quarter.

Other business experience in the past three years:

Employer: Artifex Software

Title: Vice President of Marketing

Dates of Service: April 01, 2015 - October 01, 2017

Responsibilities: Led all corporate and product marketing for this software company, and also handled sales and business development for Smart Office mobile app.

Other business experience in the past three years:

Employer: Golden Gate University, Ageno School of Business

Title: Adjunct Professor of Marketing

Dates of Service: April 01, 2013 - Present

Responsibilities: Instructor in graduate school level marketing classes at this business school program in San Francisco, CA.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mayank Agrawal

Amount and nature of Beneficial ownership: 9,500,000

Percent of class: 65.38

RELATED PARTY TRANSACTIONS

Name of Person: Mayank Agrawal
Relationship to Company: Director and Officer
Nature / amount of interest in the transaction: The Company owes Mayank Agrawal, a director and sole officer of the Company, $700,000, which accrues interest at the rate of 8%, compounded annually.
Material Terms: The principal sum of this Note, together with all accrued but unpaid interest and any other charges, costs, and expenses arising hereunder, is due and payable at such time as Borrower recognizes, as of the end of any fiscal year on an annual basis, One Million Dollars ($1,000,000.00) in EBITDA, as generally understood in U.S. financial accounting (the "Earning Threshold"). Notwithstanding the foregoing, if the Borrower has not achieved the Earning Threshold on or before December 31, 2022, beginning in January 2023, Borrower shall pay Lender $5,000.00 on the last business day of each calendar month until this Note is paid in full. There shall be no penalty for prepayment. Any payments shall be (i) first applied to any costs, fees and expenses due under this Note, (ii) then to accrued but unpaid interest due under the Note, (iii) then to the outstanding principal amounts due under the Note.

OUR SECURITIES

Our authorized capital stock consists of 24,000,000 shares of common stock, par value $0.0001 per share and 6,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2020, 13,237,294 shares of common stock and 2,067,776 shares of preferred stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The preferred stock has a 1x liquidation preference, but is not participating.

The preferred stock and common stock votes together as a single class, but has certain protective provisions set forth in the certificate of incorporation.

The common stock has the right to elect two directors. All other directors are elected by the preferred stock and common stock voting together.

The preferred stock has customary conversion rights.

Dividends, if any, are paid pro rata on a pari passu basis to common stock and preferred stock.

The company has no obligations to redeem any shares of its capital stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equities, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the real estate industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equities in the amount of up to $534,999.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, private remote co-working units. Our revenues are therefore dependent upon the market for these units.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

ZenSpace, Inc. was formed on 10/10/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ZenSpace Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SmartPods and Instant Business Lounge are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the

Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ZenSpace Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ZenSpace Inc could harm our reputation and materially negatively impact our financial condition and business.

The Company's operations and revenue have been negatively impacted by the COVID 19 pandemic.

If the prohibitions on large public gatherings, general business travel are not rescinded, the Company could be unable to continue as a going concern. Even if the prohibitions are rescinded, the public may not have confidence in the safety of such gatherings. If conventions centers, hotels, and other similar venues do not return to normal operations, the Company would see limited revenue and, again, could be unable to continue as a going concern.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's expenses will significantly increase as they seek to execute their current business model.

Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has a high valuation based on its time in the market to date.

Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company's projections are aggressive and are subject to risks and uncertainties.

The Company currently anticipates significant revenue growth over in 2019-2021. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.

Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance.

Since the Company's inception on October 10, 2017, it has been engaged primarily in designing and developing its product. While limited sales efforts have been made, and the Company has manufactured and delivered products in trial implementations, the Company requires additional capital to expand its manufacturing capacity and its sales and marketing efforts. Accordingly, the Company has little history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

New entrants may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms.

The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company has outstanding liabilities.

The Company owes (i) Mayank Agrawal, the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood; (ii) Aseem Gupta $10,000, which sum does not bear interest and is due and payable at such time the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross revenue, as such term is customarily understood.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement.

These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Quality and safety management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our qualitymanagement program. We may be subject to claims for product liability arising from failure to maintain adequate quality- and safety-management programs, in addition to factors beyond our control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

If we fail to maintain or expand our relationships with our suppliers, in some cases singlesource suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

The Company does not have confidential information and invention assignment agreements with two former consultants.

Neither individual contributed intellectual property to the Company nor had access to confidential information. Further, the Company does not know if these consultants have filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended: One individual is not a United States taxpayer and his vesting has terminated. The other individual resides in Canada, and her stock fully vested prior to the Closing.

The Company's success depends on the experience and skill of its executive officer and key employees.

In particular, the Company is highly dependent on Mayank Agrawal, founder, and Chief Executive Officer. All U.S. employees have consulting agreements rather than employment agreements. After the current round, key people will be offered full-time letters. There can be no assurance that these individuals will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Additionally, the Company does not have confidential information and invention assignment agreements with two of its former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information.

The Company is in the process of recording a few patent and trademark assignments.

Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

ZenSpace, Inc.

By /s/ *Mayank Agrawal*

Name: Mayank Agrawal

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ZENSPACE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
ZenSpace, Inc.
San Jose, California

We have reviewed the accompanying financial statements of ZenSpace, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 16, 2021
Los Angeles, California

ZenSpace, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	4,341	$	35,020
Inventories		-		-
Prepaids and other current assets		-		-
Total current assets		**4,341**		**35,020**
Property and equipment, net		377,877		435,890
Security deposit		1,700		1,700
Total assets	$	**383,919**	$	**472,610**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	18,160	$	18,125
Credit Card		91,843		100,376
Current portion of Loan and Promissory Note		513,469		521,552
Other current liabilities		-		-
Total current liabilities		**623,471**		**640,053**
Convertible Notes		36,600		36,600
Loan and Promissory Note		167,070		3,469
Total liabilities		**827,141**		**680,122**
STOCKHOLDERS EQUITY				
Common Stock		1,259		1,243
Preferred Stock		207		207
Additional Paid In Capital (APIC)		1,116,989		1,003,552
Equity Issuance Costs		(26,925)		-
Retained earnings/(Accumulated Deficit)		(1,534,752)		(1,212,514)
Total stockholders' equity		**(443,223)**		**(207,512)**
Total liabilities and stockholders' equity	$	**383,919**	$	**472,610**

See accompanying notes to financial statements.

ZenSpace, Inc.
BALANCE SHEET
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	196,980	150,175
Cost of goods sold	2,361	33,919
Gross profit	194,619	116,256
Operating expenses		
General and administrative	475,337	870,424
Sales and marketing	44,810	37,982
Total operating expenses	520,147	908,406
Operating income/(loss)	(325,528)	(792,150)
Interest expense	6,710	3,934
Other Loss/(Income)	(10,000)	-
Income/(Loss) before provision for income taxes	(322,239)	(796,083)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(322,239)**	**(796,083)**

See accompanying notes to financial statements.

ZenSpace, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Additional Paid In Capital (APIC)	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	11,790,833	$ 1,179	-		29		$ (416,430)	$ (415,251)
Issuance of Common Stock	639,916	$ 64						64
Issuance of Preferred Stock			2,067,776	207	1,003,429			1,003,636
Shared Based Compensation					94			
Net income/(loss)							(796,083)	(796,083)
Balance—December 31, 2019	12,430,749	$ 1,243	2,067,776	207	$ 1,003,552		$ (1,212,514)	$ (207,512)
Issuance of Common Stock								
Capital raised on Crowdfunding	157,545	16	-		113,334	(26,925)		86,425
Issuance of Common Stock					104			104
Shared Based Compensation								
Net income/(loss)							(322,239)	(322,239)
Balance—December 31, 2020	12,588,294	$ 1,259	2,067,776	$ 207	$ 1,116,989	$ (26,925)	$ (1,534,752)	$ (443,223)

See accompanying notes to financial statements.

ZenSpace, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(322,239)	$	(796,083)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		102,892		8,843
Shared Based Compensation		104		94
Changes in operating assets and liabilities:				
Inventory		-		47,651
Prepaids and other current assets		-		9,584
Accounts payable and accrued expenses		35		(16,867)
Credit Cards		(8,533)		82,114
Other current liabilities		-		(5,000)
Net cash provided/(used) by operating activities		**(227,742)**		**(669,664)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(44,879)		(431,929)
Net cash provided/(used) in investing activities		**(44,879)**		**(431,929)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Convertible Notes		155,517		36,600
Borrowing on loans and Notes		-		15,021
Capital raised on Crowdfunding		86,425		-
Issuance of Common Stock		-		64
Issuance of Series Seed Preferred Stock		-		1,003,636
Net cash provided/(used) by financing activities		**241,942**		**1,055,321**
Change in cash		(30,679)		(46,272)
Cash—beginning of year		35,020		81,292
Cash—end of year	$	**4,341**	$	**35,020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,710	$	3,934
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

ZenSpace, Inc. was formed on October 10, 2017 ("Inception") in the State of Delaware. The financial statements of ZenSpace, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

ZenSpace, Inc. has created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger ZenSpace mobile and web applications (like ordering a ride share).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixture	7 years
Forklift Truck	5 years
Seater Pods	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

ZenSpace, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues primarily from the rent or lease of our SmartPods, from the sale of our SmartPods, and from the hourly usage of in the SmartPods as a service .

Operating Leases

Operating leases relate to property lease. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

ZenSpace, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019 property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture & Fixture	$ 13,790	$ 13,790
Forklift Truck	11,491	15,803
Seater Pods	465,316	416,125
Property and Equipment, at Cost	490,597	445,718
Accumulated depreciation	(112,720)	(9,828)
Property and Equipment, Net	$ 377,877	$ 435,890

Depreciation expense for property and equipment was in the amount of $ 102,891 and 8,843 for the year ended December 31, 2020 and December 31, 2019 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 24,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019 12,588,294 and 12,430,749 shares of common stock were issued and outstanding, respectively.

Preferred Stock

We have authorized the issuance of 6,000,000 shares of Preferred Stock with par value of $0.0001.
As of December 31, 2020 and December 31, 2019, the 2,067,776 shares of preferred stock were issued and outstanding.

5. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 4,842,102 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 1,487,353 shares of common stock available for future issuance of awards under the 2017 Plan.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	2,451,222	$ -	-
Granted	952,916	$ -	
Vested	(770,611)	$ -	
Cancelled	(1,088,250)	$ -	
Outstanding at December 31, 2019	1,545,277	$ 0.0001	8.88
Granted	-	$ -	
Vested	(1,088,250)	$ -	
Cancelled	-	$ -	
Outstanding at December 31, 2020	457,028	$ 0.0001	7.88

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2020 and 2019 was $0.0001 and $0.0001, respectively.

The total fair value of the restricted stock awards vested during 2020 and 2019 was $104 and $94, respectively.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note Agreement issued to the owner	$ 500,000	0.00%	Fiscal Year 2018	no maturity date defined			$ 500,000		$ 500,000	$ -	$ -	$ 500,000	$ -	$ 500,000
Promissory Note Agreement issued to the owner	$ 167,070	1.00%	Fiscal Year 2020	12.31.2022	$ 1,671	$ 1,671		$ 167,070	$ 167,070					
Promissory Note Agreement issued to a certain lender	$ 10,000	0.00%	Fiscal Year 2018	12.31.2021			$ 10,000		$ 10,000			$ 10,000		$ 10,000
Loan contract with American Express National Bank	$ 50,000	8.99%	4/27/2019	5/1/2020	$ 4,495	$ 4,495	$ 3,469		$ 3,469	$ 2,997	$ 2,997	$ 11,552	$ 3,469	$ 15,021
									-					-
									-					-
Total					$ 6,166	$ 6,166	$ 513,469	$ 167,070	$ 680,539	$ 2,997	$ 2,997	$ 521,552	$ 3,469	$ 525,021

On November 9, 2018, the Company entered into a $500,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. Total outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 500,000.

During 2020, the Company entered into a $167,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. This Note shall bear interest on the outstanding principal at a rate of 8% per annum, The principal sum of this Note, together with all accrued but unpaid interest and any other charges, costs, and expenses arising hereunder, is due and payable at such time as Borrower recognizes, as of the end of any fiscal year on an annual basis, One Million Dollars ($1,000,000.00) in EBITDA, as generally understood in U.S. financial accounting. Notwithstanding the foregoing, if the Borrower has not achieved the Earning Threshold on or before December 31, 2022, beginning in January 2023, Borrower shall pay Lender $5,000.00 on the last business day of each calendar month until this Note is paid in full. Total outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 167,000 and $ 0, respectively.

During 2018, the Company entered into Promissory Note agreement with certain lender in the amount of $10,000, which bear zero interest and matures on December 31, 2021. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 10,000.

On April 27, the Company entered into a loan agreement with American Express National Bank in the amount of $ 50,000, which bear 8.99% interest rate per annum. Total amount of principal and interest is $ 52,435 and it should be paid in 11 installment per $ 4,372 (first payment is due on 06/01/2019) and the last payment of $ 4,339 is due on 05/01/2020. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $3,469 and $ 15,021, respectively.

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 36,600	10.00%	1/4/2019	1/4/2022	3,660	3,660	-	36,600	36,600	3,660	3,660	-	$ 36,600	36,600
									-					-
Total					$ 3,660	$ 3,660	$ -	$ 36,600	$ 36,600	$ 3,660	$ 3,660	$ -	$ 36,600	$ 36,600

On April 1, 2019 the company entered into Convertible Promissory Note Agreement with The Regents Of The University of California, represented by its Santa Cruz campus, in the amount of $ 36,600. Concurrently, The company and Holder are entering into that certain UCSC SVLink Membership Agreement, per which the principal amount of the Note is comprised of lease and service fee ($ 26,600) and advance amount ($ 10,000). The Convertible Promissory Note bear interest rate of 10% per annum and unless converted, the outstanding principal amount and all accrued but unpaid interest will be due and payable three years from the date of issuance of this Note. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 36,600.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 139,519	$ (113,235)
Valuation Allowance	(139,519)	113,235
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and December 31, 2019 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	(454,270)	$ (358,114)
Valuation Allowance	454,270	358,114
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $701,713, and the Company had state net operating loss ("NOL") carryforwards of approximately $701,713. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY TRANSACTIONS

On November 9, 2018, the Company entered into a $500,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. The outstanding balance of this loan as of December 31, 2020 was $ 500,000.

During 2020, the Company entered into a $167,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. The outstanding balance of this loan as of December 31, 2019 was $ 167,000.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2020	$ 20,781
2021	19,745
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 40,526**

Rent expense as of December 31, 2020 and December 31, 2019 $19,845 was $ 63,080, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $325,528, an operating cash flow loss of $227,742 and liquid assets in cash of $4,341, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Mayank Agrawal, Principal Executive Officer of ZenSpace, Inc., hereby certify that the financial statements of ZenSpace, Inc. included in this Report are true and complete in all material respects.

Mayank Agrawal

Principal Executive Officer